Paul Hastings

Paul, Hastings, Janofsky & Walker
Gaikokuho Jimu Bengoshi Jimusho
27F Ark Mori Building, P.O. Box 577, 12-32 Akasaka 1-chome, Minato-ku, Tokyo 107-6027 Japan
telephone (03) 3586-4711 / facsimile (03) 3586-4705 / internet www.paulhastings.com


04045114

File No.: 82-34801

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robertshiroishi@paulhastings.com

September 21, 2004

Office of International Corporate Finance
Attn: Mr. Paul M. Dudek
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of HOYA CORPORATION, a corporation incorporated under the laws of Japan, we hereby furnish to the U.S. Securities and Exchange Commission the information set forth in Annex A attached hereto pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended.

In the event of any questions, please do not hesitate to contact the undersigned.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Robert Shiroishi
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Naoji Ito
HOYA CORPORATION

Dlw 9/28

TKO/71637.1

File No.: 82-34801

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE JULY 30, 2004

JAPANESE LANGUAGE DOCUMENTS

1. Newspaper Announcement (Announcement of Corporate Division) dated August 20, 2004 (English translation) (Exhibit 1).

2. Notice Regarding the Exercise Rights for the Stock Options (New Share Subscription Rights) dated September 3, 2004 (with brief description) (Exhibit 2).

Exhibit 1

[English Translation]

(Nihon Keizai Shimbun August 20, 2004)

Announcement of Corporate Division

To: Shareholders and Creditors

HOYA CORPORATION ("HOYA") will succeed to the businesses listed in Paragraphs 1 and 2 below from HOYA HEALTHCARE CORPORATION (Location of head office:2-7-5, Naka-Ochiai, Shinjuku-ku, Tokyo) pursuant to an absorption-type corporate division by the decision of the President & CEO dated August 10, 2004 and makes the announcements below.

Announcements

1. The business regarding the sale of intraocular (IOL) and other related products (The date of corporate division is October 1, 2004.)

2. The manufacturing of IOL and its related products and contact lenses as well as the business concerning the manufacture and sale of other medical products (The date of corporate division is October 1, 2004, which is subject to change depending on the progress of the procedures, such as approval of relevant governmental authority.)

3. This corporate division will be in effect without the approval of the General Meeting of Shareholders as set forth in Article 374-17 (1) of the Commercial Code. Any shareholder who objects to this corporate division may notify HOYA in writing of such objection within two weeks after the date following the date of this announcement.

4. Any creditor who objects to this corporate division may notify HOYA in writing of such objection within a month after the date following the date of this announcement.

The final balance sheet of HOYA was announced as follows:

Published in: Nihon Keizai Shimbun
Date of publication: June 19, 2004
Page: Page 15

August 20, 2004

HOYA CORPORATION
2-7-5, Naka-Ochiai, Shinjuku-ku, Tokyo
Hiroshi Suzuki
President & CEO

TKO/71605.1

Exhibit 2

Notice Regarding the Exercise Rights for the Stock Options (New Share Subscription Rights) dated September 3, 2004 (Exhibit 2).

Notice Regarding the Exercise Rights for the Stock Options (New Share Subscription Rights) dated September 3, 2004 submitted to the Tokyo Stock Exchange summarizing the number of shares available upon exercise, the exercise price and the exercise period.

新株予約権の権利行使に関する通知書（新株予約権用）

2004年 09月 03日

株式会社東京証券取引所
代表取締役社長　殿

会社名　HOYA株式会社
代表者の役職　代表執行役CEO
〃　氏名　鈴木　洋
連絡者の所属　IRグループ
〃　役職　マネジャー
〃　氏名　伊藤直司
TEL　3952-1160
市場区分　市場一部
（会社コード：7741）

下記の新株予約権の権利行使に際しては、新株式を発行せず、すべて保有する自己株式を移転することとなるので通知する。

記

（新株予約権の内容）

銘柄名又は名称	2003年11月決議分
発行決議日	2003年 11月 27日
株主総会決議日	2003年 06月 20日
目的となる株式の数	175,500 株
発行価額	0 日本円
権利行使時の払込金額	9,750 日本円
権利行使期間	2004年 10月 01日 ～ 2008年 09月 30日

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